October 22, 2009

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Artificial Life, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 10, 2009

File No. 000-25075

Dear Mr. Gilmore,

This letter provides a response to the comment contained in your letter of October 9, 2009, regarding the Company’s Form 10-K for the year ended December 31, 2008.  This response is numbered in accordance with the numbered comment contained in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 5. Notes Payable and Extinguishment of Liabilities

Extinguishment of Liabilities, page F-13

Comment

We note your response to prior number 2.  Please explain to us, in greater detail, how you determined that you were legally released from these liabilities.  Tell us how you concluded that the statute of limitations resulted in a judicial release of these obligations under paragraph 16(b) of SFAS 140.  As part of your response, please tell us whether you received a legal opinion from your counsel.   If so, please provide us with a copy of the opinion of counsel.

Response

The liabilities extinguished in 2008 and 2007 were incurred in Massachusetts by the Company’s subsidiary, Artificial Life USA, Inc. (“Alife USA”), and were originally recorded in 2002 and 2001.  These liabilities related primarily to operating expenses recorded by Alife USA in those respective periods. Alife USA has been an inactive subsidiary of the Company since 2002.

The Company considered paragraphs 16 and 16(b) of SFAS 140, and FASB Codification 405-20-40-1(b), which states that a debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

The Company’s understanding of Massachusetts law (which is based upon the advice of legal counsel) is that Massachusetts General Law (“MGL”) Chapter 260, Section 2, provides for a 6-year Statute of Limitations applicable to contractual matters, and therefore contract actions are barred after 6 years from the time the claim is accrued.  MGL Chapter 260, Section 2 states the following:

Actions of contract, other than those to recover for personal injuries, founded upon contracts or liabilities, express or implied, except actions limited by Section 1 [discussed below] or actions upon judgments or decrees of courts of record of the United States or of this or of any other state of the United States, shall, except as otherwise provided, be commenced only within six years next after the cause of action accrues.

MGL Chapter 260, Section 1 states that the following actions shall be commenced only within 20 years next after the cause of action accrues:

First, Actions upon contracts under seal.

Second, Actions upon bills, notes or other evidences of indebtedness issued by a bank.

Third, Actions upon promissory notes signed in the presence of an attesting witness, if brought by the original payee or by his executor or administrator.

Fourth, Actions upon contracts not limited by the following section or by any other law.

Fifth, Actions under section thirty-two of chapter one hundred and twenty-three to recover for the support of inmates in state institutions.

None of the liabilities extinguished represented actions to recover for personal injuries, actions upon judgment or decrees of courts of record of the United States or of Massachusetts or of any other state of the United States, or actions under MGL Chapter 260, Section 1. Through the date of extinguishment, no correspondence, communications, judgments or other actions had been made against Alife USA or the Company by these vendors.  Therefore, management is of the opinion that actions upon contracts underlying the liabilities are not probable and considered the extinguishment of liabilities aged greater than six years to be appropiate.

Based upon the Company’s understanding of Massachusetts State law concerning the applicable 2002 and 2001 liabilities, based upon the advice of the Company’s legal counsel, and based upon an opinion obtained from legal counsel (attached to this response), the Company determined that pursuant to paragraphs 16 and 16(b) of SFAS 140, the Company had been legally released from being the primary obligor under the liabilities as of December 31, 2007 (for the 2001 liabilities) and December 31, 2008 (for the 2002 liabilities); and therefore properly recorded the extinguishment of these liabilities in the respective periods.

Comments or questions regarding the above responses should be directed to the undersigned at this telephone number (852) 3102 2800.

Very truly yours,

/s/ Eberhard Schoneburg

Eberhard Schoneburg

Chief Executive Officer

Artificial Life, Inc.